FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308
November 18, 2008
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn.:	Gregory Dundas
Mail Stop 4561

	Re:	FirstMerit Corporation
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2008
File No. 0-10161
Dear Mr. Dundas:
     This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated November 12, 2008, related to the preliminary proxy statement (the “Proxy Statement”) to be furnished to the shareholders of FirstMerit Corporation (“FirstMerit,” “we” or “our”) in connection with the solicitation of proxies by the Board of Directors of FirstMerit to vote at the Special Meeting of Shareholders.
     In responding to the Commission’s comments, FirstMerit acknowledges that:
•	FirstMerit is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	FirstMerit may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by our response:

Securities and Exchange Commission
November 18, 2008

Reasons for participating in the Capital Purchase Program
1.	Discuss why you plan to participate in the Capital Purchase Program or are considering participating, and if you participate, the range of the dollar amount of participation.

Response:

In response to the Commission’s comment, we have revised the disclosure provided under the caption “Why Does The Corporation Wish To Participate In The CPP And How Will Proceeds Generated By The Sale Of Preferred Stock Be Used” (page 2 of the revised preliminary Proxy Statement) to describe our reasons for considering participation in the Capital Purchase Program (the “CPP”) and our anticipated use of proceeds. As revised, this paragraph provides as follows:

“Although the Corporation’s current liquidity and capital positions are strong, with capital levels well in excess of minimum regulatory guidelines, it is the opinion of the Board of Directors that the CPP may present an opportunity for the Corporation to add additional protective capital on favorable terms that will enable the Corporation to have additional flexibility in supporting the economic stability and growth of the communities in which it serves. Additionally, the Board of Directors believes that the capital raised by the CPP may allow the Corporation to take advantage of potential growth opportunities, by providing the necessary capital to absorb distressed financial institutions located within its geographic footprint. At this time, however, remaining uncertainty with respect to Congress and the Treasury’s authority to unilaterally amend the terms of the CPP prevents the Board of Directors from firmly committing to participate.”

Additionally, we have revised the disclosure provided under the caption “If The Corporation Participates In The CPP, How Much Capital May It Raise” (page 2 of the revised preliminary Proxy Statement) to provide the dollar range of our anticipated participation. As revised, sentences one and two under such caption provide as follows:

“The Corporation submitted its application to participate in the CPP on October 28, 2008 and received preliminary approval to participate from the Treasury on November 2, 2008. As indicated in the Treasury’s preliminary approval, the Corporation has been authorized to participate in the CPP at a level between 1% and 3% of the Corporation’s risk weighted assets as of June 30, 2008, an amount approximately between $82,719,667 and $248,159,000.”

Securities and Exchange Commission
November 18, 2008

Impact of the Capital Purchase Program
2.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and how you expect to use them.

Response:

Please see the above response to Comment 1.

3.	Please discuss how your participation in the Capital Purchase Program may:
•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Response:

Bullet Point No. 1

Our common shares are the only class of stock we presently have outstanding.

Bullet Point No. 2

In response to the Commission’s comment, we have revised the disclosure provided under the caption “Potential Impact Of Senior Preferred Stock On Rights Of Current Common Shareholders” (page 8 of the revised preliminary Proxy Statement) to emphasis the potential impact our issuance of Senior Preferred Stock may have upon the rights of holders of our common shares. As revised, the disclosure provided under such caption is as follows:

Restrictions on Common Share Dividends and Repurchases

As long as shares of Senior Preferred Stock are outstanding, the Corporation would be permitted to declare and pay dividends on Common Shares, as well as repurchase or redeem Common Shares, only if all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Stock are fully paid. Unless the Senior Preferred Stock has been transferred or redeemed in whole, until the third anniversary of the Treasury’s investment, any increase in Common Share dividends would require

Securities and Exchange Commission
November 18, 2008

the prior approval of the Treasury. In addition, unless the Senior Preferred Stock has been transferred or redeemed in whole, until the third anniversary of the Treasury’s investment, the Treasury’s consent would be required for any Common Share repurchases, other than repurchases of Common Shares in connection with the administration of the Corporation’s employee benefit plans in the ordinary course of business and consistent with past practice.

Restrictions on Voting Rights

Although the Senior Preferred Stock would generally be non-voting, shares of Senior Preferred Stock would have class voting rights on: (1) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (2) any amendment to the rights of the Senior Preferred Stock; or (3) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Stock. Additionally, in the event that cumulative dividends on the Senior Preferred Stock are not paid in full for six quarterly dividend periods, whether or not consecutive, the holders of the Senior Preferred Stock would have the right to elect, as a class, two Preferred Directors and the size of the Board of Directors would automatically increase to accommodate this election. The right to elect Preferred Directors would end when dividends have been paid in full for four consecutive dividend periods.

Bullet Point No. 3

As indicated in our response to Comment 1, if we participate to the maximum extent of our CPP approval, we would issue 248,159 shares of Senior Preferred Stock to the Treasury for cash in the amount of $248,159,000, an amount which we believe would constitute fair value.

In response to the Commission’s comment, we have updated the information provided under the caption “Participation Terms Of The CPP” (page 8 of the revised preliminary Proxy Statement) to reiterate our potential obligations regarding issuance of the Warrants, include the potential exercise price of the Warrants and the number of common shares potentially subject to the Warrants. As revised, the disclosure provided under such caption is as follows:

Warrants

In the event the Corporation participates in the CPP, the Corporation would also be required to issue Warrants to the Treasury to purchase a number of Common Shares having an aggregate amount equal to 15% of the purchase price of the Preferred Stock purchased by the Treasury, an amount between approximately $12,407,950 and $37,223,850. The initial exercise price for the Warrants, and the market price for determining the number of Common Shares subject to the Warrants, would be determined by reference to the 20-day trailing average of the market price

Securities and Exchange Commission
November 18, 2008

of the Corporation’s Common Shares on the date of the Corporation’s preliminary approval to participate in the CPP (November 2, 2008). In the case of the Corporation, this exercise price would be approximately $19.69 and would result in approximately 630,165 to 1,890,495 Common Shares to be issued upon full exercise of the Warrants. The Warrants would have a term of 10 years and be immediately exercisable, in whole or in part.

Additionally, please see our response to Comment 9.

Bullet Point No. 4

We have revised the Proxy Statement to request that shareholders amend FirstMerit’s Second Amended and Restated Code of Regulations, as amended, such that the size of the Board of Directors would be automatically expanded if the Treasury should become entitled to elect two additional directors. Discussions of this matter appear throughout the Proxy Statement but particularly in Proposal 2 — APPROVAL OF AMENDMENTS TO THE CODE OF REGULATIONS appearing on page 11 of the revised Proxy Statement.

Bullet Point No. 5

In response to the Commission’s comment, we have revised the disclosure provided under the caption “Participation Terms Of The CPP” (page 8 of the revised preliminary Proxy Statement) to clarify our obligation to register for resale Senior Preferred Stock issued to the Treasury if we participate in the CPP. As revised, the disclosure provided under such caption is as follows:

Registration and Listing

If the Corporation participates in the CPP, it would be required to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act of 1933, as amended, to register for resale the Senior Preferred Stock, the Warrants and the underlying Common Shares purchasable upon exercise of the Warrants. Additionally, the Corporation would also be required to cause the Senior Preferred Stock to be approved for listing on a national securities exchange upon the request of the Treasury.

Bullet Point No. 6

We do not expect that our participation in the CPP will materially impact how we operate our business. However, as discussed above under Bullet Point No. 2, our potential participation in the CPP would restrict our ability to declare and pay common dividends and to repurchase common shares under certain circumstances. In addition, we would be required to seek the separate approval of the holders of Senior Preferred Stock issued under the CPP with respect to certain extraordinary corporate transactions. Finally, we would be required to provide holders of Senior Preferred

Securities and Exchange Commission
November 18, 2008

Stock the right to elect two directors in the event that cumulative dividends on the Senior Preferred Stock are not paid in full for six dividend periods.

We have revised the disclosure provided under the caption “Participation Terms Of The CPP” (page 8 of the revised preliminary Proxy Statement) to include the following discussion regarding potential modifications that may be necessary in order for our executive compensation policies to meet the EESA’s executive compensation standard for participation in the CPP:

Executive Compensation

If the Corporation participates in the CPP, the Corporation would also be required to adopt and adhere to the standards for executive compensation and corporate governance established under Section 111 of the EESA, for the period during which the Treasury holds equity issued under the CPP. These standards would generally apply to the Corporation’s chief executive officer, chief financial officer and the next three most highly compensated executive officers (the “Named Executive Officers”). In particular, the Corporation would be required to meet certain governance and executive compensation standards, including: (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) requiring a clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibiting certain severance payments to a Named Executive Officer, generally referred to as “golden parachute” payments, above specified limits; and (4) agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In the event of the Corporation’s participation in the CPP, the Corporation would need to modify its current clawback policy to comply with the EESA requirements, and amend certain employment agreements with its executive officers to reduce payments to them in the event of a change-in-control. Additionally, the Corporation believes that, in most years, its Named Executive Officers would have compensation in excess of the $500,000 threshold and, therefore, the Corporation would not be able to deduct any amount in excess of that threshold.

Securities and Exchange Commission
November 18, 2008

4.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Response:

As discussed above in response to Question 1, we received preliminary participation approval from the Treasury on November 2, 2008, which has been confirmed by letter on November 12, 2008. Consequently, to the extent Question 4 seeks us to provide disclosure regarding the contingency of our application, we believe such disclosure is unnecessary. However, to the extent that our Board of Directors determines that it is not in our best interest to participate in the CPP or that we are unable to meet the Treasury’s closing conditions, our participation in the CPP is not guaranteed.

In response to the Commission’s comment, we have included the disclosure provided under the caption “If The Proposed Amendments To The Articles And The Regulations Are Approved, Is The Corporation’s Participation In The CPP Guaranteed” (page 3 of the revised preliminary Proxy Statement) to disclose that our participation in the CPP is not guaranteed. As revised, the disclosure provided under such caption is as follows:

“No. Even if shareholders approve the proposed amendments, there can be no assurance that the Corporation will ultimately participate in the CPP, or that the Corporation will issue any Preferred Stock to the Treasury. Until final documents have been executed by the Corporation and the Treasury, either party could decide not to continue with the issuance and sale of the Preferred Stock and Warrants. The Corporation does not believe that its liquidity, capital resources or results of operations would be materially adversely affected in the event the Corporation does not participate in the CPP.”

5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:

As noted above, we received preliminary approval from the Treasury to participate in the CPP on November 2, 2008 and have had our approval status reconfirmed by letter on November 12, 2008. Based upon our current financial position and capital reserves, it is our opinion that a determination by our Board of Directors not to participate in the CPP will not have a material impact on our liquidity, capital resources or results of operation.

Securities and Exchange Commission
November 18, 2008

6.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response:

Please see the above response to Comment 3 (Bullet Point No. 6).

7.	On page 6 note the average market price or the current market price and disclose the range of the number of warrants that may be issued assuming that market price.

Response:

Please see the above response to Comment 3 (Bullet Point No. 3).
Financial and Other Information, page 12
8.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Response:

While we do not believe that FirstMerit’s financial statements are material in connection with issuing the Warrants, given the expedited timeline for complying with the Treasury’s CPP requirements, we do not believe it would be conducive to argue this point. Consequently, we have agreed to voluntarily incorporate by reference the requisite financial information (page 15 of the revised preliminary Proxy Statement), but specifically disclaim that we are required to do so by Item 13 of Schedule 14A.

9.	If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:

In response to the Commission’s comment, we have revised the disclosure provided under the caption “Pro Forma Effect On The Corporation’s Financial

Securities and Exchange Commission
November 18, 2008

Statements” (page 9 of the revised preliminary Proxy Statement) to provide a discussion of the pro forma effect CPP participation may have on our financial statements, including the dilutive impact our receipt of CPP proceeds may have on our common shareholders.
     We believe that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 384-7534, or Judith A. Steiner, our General Counsel at (330) 384-7287.

Very truly yours,

/s/ Terrence E. Bichsel

Terrence E. Bichsel
Executive Vice President and Chief Financial Officer

cc:	William Friar, Securities and Exchange Commission Judith A. Steiner, Esq., FirstMerit Corporation J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP